UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 4)*


                           BOWLIN TRAVEL CENTERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    10259P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Jonathan Brooks
                      1999 Avenue of the Stars, Suite 2040
                              Los Angeles, CA 90067
                                  310-286-2929
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.10259P101                    13D                   Page 2 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  JONATHAN BROOKS
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                  N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                           578,550
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                 0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                578,550

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                           0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  578,550
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                  12.60%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                  IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.10259P101                    13D                   Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         This statement relates to the common stock, $.001 par value each (the "Common Stock") of Bowlin Travel Centers, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 150 Louisiana NE, Albuquerque, New Mexico 87108.


________________________________________________________________________________
Item 2.  Identity and Background.

         (a) The name of the Reporting Person is Jonathan Brooks.

         (b) The business address of the Reporting Person is 1999 Avenue of the Stars, Suite 2040, Los Angeles, CA 90067.

         (c) The Reporting Person's principal occupation is a Private Investor. The Reporting Person conducts his business at 1999 Avenue of the Stars, Suite 2040, Los Angeles, CA 90067.

         (d) Not Applicable.

         (e) Not Applicable.

         (f) The Reporting Person is a citizen of the United States of America.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person used his own funds in purchasing the additional 43,350 shares of the Common Stock of the Issuer since he last reported his ownership on Amended Schedule 13D, dated March 6, 2002. The aggregate purchase price for the securities was $73,057.16, exclusive of any brokerage commissions or fees.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

         (a) On September 19, 2003, the Reporting Person delivered a letter to the President of the Issuer indicating a willingness to make an all cash offer of $2.10 per share for all of the outstanding shares of the Common Stock of the Issuer, subject to customary conditions, consent of the Issuer's primary lender and due diligence. A copy of the letter is attached hereto as Exhibit "A".

         (b) N/A

         (c) N/A

         (d) N/A

         (e) N/A

         (f) N/A

         (g) N/A

         (h) N/A

         (i) N/A

         (j) N/A

CUSIP No.10259P101                    13D                   Page 4 of 5 Pages
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person directly beneficially owns 578,550 shares of the Common Stock representing 12.6% of the issued and outstanding shares of Common Stock of the Issuer.

         (b) The Reporting Person has the sole power to vote and dispose of all of the 578,550 shares of the Common Stock owned by him.

         (c) The Reporting Person did not acquire any of the 43,350 shares of the Common Stock during the past 60 days.

         (d) N/A

         (e) N/A

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit "A" is a copy of the letter delivered to the Issuer in connection with the possible offer to purchase all of the shares of the Common Stock of the Issuer.

________________________________________________________________________________

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       September 19, 2003
                                       -----------------------------
                                       (Date)


                                       S/Jonathan Brooks
                                       -----------------------------
                                       (Signature)


                                       Jonathan Brooks
                                       -----------------------------
                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Schedule A


September 19, 2003

Michael L. Bowlin
Chief Executive Officer
Bowlin Travel Centers, Inc.
150 Louisiana N.E.
Albuquerque, NM  87108

Dear Mr. Bowlin:

On March 5, 2002, I informed you that I was prepared to make an all cash offer of at least $1.75 per share for all the outstanding stock of Bowlin Travel Centers (the "Company"), subject to customary conditions, including due diligence. At that time, $1.75 per share represented a 30% premium to the most recent bid for the stock. In response, you scheduled a board meeting to discuss this offer, and then rejected it out of hand, stating that the Company would generate more shareholder value continuing as a public company. As of today, the most recent bid price for the Company's shares was $1.61 per share. I do not think this is an impressive job of delivering performance for shareholders.

Over the last 15 months, the tangible book value of the Company has increased from $2.12 to $2.32. The Company continues to trade at a substantial discount to this value. If the Company were serious about delivering on its promise of generating shareholder value, the most reasonable response to this discount would be for the company to buy back stock in the public markets. The Company has the cash to do so. As of the latest disclosed balance sheet, cash plus a one million dollar investment in a Federal Home Loan Bank bond totaled $2.4 million. I find it hard to believe that the coupon rate on this bond is generating more of a return for shareholders than share repurchases.

The last 15 months, however, have not been totally devoid of share purchases. Indeed, Mr. Bowlin, you took advantage of the discount to book value in the public markets to buy 680,400 shares of Company stock personally. So, as I understand it, in your position as CEO, you feel that the opportunities available to the Company are so limited that the highest yielding return on investment for the Company is a triple A rated bond, and yet, as an investor, you are so enthralled with the prospects of the Company that you are willing to buy more than one million dollars of stock personally. This duality is confusing at best, and suspicious at worst.

Furthermore, it makes no sense for this Company to remain a public company, as it is subject to the increased costs of SEC compliance in this post Sarbanes-Oxley environment. The Company gets no advantage of being a public company because it doesn't (nor does it need to) raise money in the public markets and the Company has not used its stock as currency for acquisitions. I would be surprised if the Company's additional compliance costs are not at least $100,000 or more. Why waste the shareholders' money when the Company is in the position to de-register under the Securities Exchange Act of 1934?

As your largest outside shareholder, with an approximate 12.6% stake, I am not content to continue watching this performance. I am prepared to make an all cash offer of $2.10 per share for all outstanding shares, which represents a 30% premium to the most recent bid price of stock. This offer would be subject to customary conditions and, if necessary, consent of the Company's primary lender. This offer would not be not subject to any financing conditions. And, as before, I would be prepared to increase my offer, subject to due diligence.

I expect the Board to entertain this offer with a full mind to its fiduciary responsibilities to all shareholders. If this proves not to occur or the offer is otherwise rejected, I am prepared to make this offer directly to all shareholders via a tender offer. If I do that, I would hope that you would tender your Company shares into the tender offer. But, if you do not, I am prepared for the eventuality that you and I would become the only two shareholders of the Company.



                                                              Sincerely,


                                                              Jon Brooks
                                                              -----------------
                                                              Jon Brooks